Exhibit 99.1

Tuniu Has Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

NANJING, China, May 7, 2026 -- Tuniu Corporation (Nasdaq: TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced that it has received a notification letter (the “Compliance Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market Inc. (“Nasdaq”) dated May 6, 2026, informing the Company that it has regained compliance with the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

As previously disclosed, on May 19, 2025, the Company received a letter from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1), as the closing bid price of the ADSs had been below US$1.00 per ADS for the previous 30 consecutive business days. The Company was given a period of 180 calendar days, or until November 17, 2025, to regain compliance with the minimum bid price requirement. In response, the Company submitted an application to transfer the listing of its ADSs from the Nasdaq Global Market to the Nasdaq Capital Market. In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted the Company an additional period of 180 calendar days, or until May 18, 2026, to regain compliance with the minimum bid price requirement for continued listing. To regain compliance, the closing bid price of the Company’s ADSs must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days on or prior to May 18, 2026.

According to the Compliance Notice, the closing bid price of the Company’s ADSs has been at $1.00 per ADS or greater for the 10 consecutive business days from April 22, 2026 to May 5, 2026, and the Company has regained compliance with the Minimum Bid Price Requirement and the matter is closed.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com